[LETTERHEAD OF VIACOM]


                                                                 August 31, 1994


Dear Stockholder:


     You are cordially invited to attend a Special Meeting of Stockholders of Viacom Inc., which will be held at the Museum of Television & Radio, 25 West 52nd Street, New York, New York, at 10:30 a.m. on September 29, 1994. At the Special Meeting, holders of Viacom Class A Common Stock will be asked to approve the merger agreement providing for the merger of Viacom and Blockbuster Entertainment Corporation.


     The merger reflects the vision we share with Blockbuster of building a global integrated entertainment company. The combination of our companies will form an entertainment and communications powerhouse uniquely positioned to exploit new opportunities in the entertainment business, domestically and around the world.

     Under the terms of the merger agreement with Blockbuster, each share of Blockbuster Common Stock will be converted into the right to receive (i) 0.08 of a share of voting Viacom Class A Common Stock, (ii) 0.60615 of a share of non-voting Viacom Class B Common Stock and (iii) up to an additional 0.13829 of a share of Viacom Class B Common Stock depending on market prices of Viacom Class B Common Stock during the year following the merger. The proposed merger is described in the accompanying Joint Proxy Statement/Prospectus.

     The Viacom Board of Directors has determined that the merger is fair to, and in the best interests of, Viacom and its stockholders. Accordingly, the Board approved the merger agreement with Blockbuster and recommends that holders of Viacom Class A Common Stock vote in favor of the merger agreement at the meeting.

     National Amusements, Inc., which owns approximately 85% of Viacom's Class A Common Stock, has agreed to vote such shares in favor of the merger agreement pursuant to a voting agreement executed with Blockbuster. Therefore, approval of the merger agreement by the stockholders of Viacom is assured.

     Because of the significance to Viacom of the proposed merger, your participation in this meeting, in person or by proxy, is especially important.

     I hope you will be able to attend the meeting. However, even if you anticipate attending in person, we urge you to mark, sign and return the enclosed proxy card promptly to ensure that your shares of Viacom Class A Common Stock will be represented at the meeting. If you do attend, you will, of course, be entitled to vote such shares in person.

     Thank you, and I look forward to seeing you at the meeting.

                                          Sincerely,

                                          SUMNER M. REDSTONE
                                          Chairman of the Board